UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alteva, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

883375107

(CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
555 Madison Avenue, 24th Floor
New York, New York 10022
(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 372,976
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Princeton Hosted Solutions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brooklands Heritage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 15 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Bono
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 15 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $.01 per share (the “Shares”), of Alteva, Inc., a New York corporation (the “Issuer”), and hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 30, 2013 (the “Initial Schedule”), as amended by Amendment No. 1 filed on May 27, 2014 (“Amendment No. 1”, and together with the Initial Schedule, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.  The Issuer’s principal executive offices are located at 401 Market Street, Philadelphia, PA, 19106.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by:

(i)	Juniper Public Fund, L.P., a Delaware limited partnership (“Juniper Public Fund”);

(ii)	Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Public Fund (“Juniper HF Investors”);

(iii)	Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Public Fund (“Juniper Investment Company”);

(iv)	Alexis P. Michas, as a managing member of each of Juniper HF Investors and Juniper Investment Company;

(v)	John A. Bartholdson, as a managing member of each of Juniper HF Investors and Juniper Investment Company;

(vi)	Princeton Hosted Solutions, LLC, a New Jersey limited liability company (“Princeton”);

(vii)	Brooklands Heritage, LLC, a Delaware limited liability company and the sole member of Princeton (“Brooklands”); and

(viii)	Brad Bono, as the sole member and manager of Brooklands and the manager of Princeton.

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

Page 10 of 15 Pages

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”  Each of the Reporting Persons described in clauses (vi), (vii) and (viii) above is referred to herein as a “Group Reporting Person” and together as the “Group Reporting Persons.”

Item 2(b) is hereby amended and supplemented by adding the following:

The address of the principal office of Princeton and Brooklands is 49 Grove Street, Suite A, Haddonfield, NJ 08033.

The address of Mr. Bono is 25 Lane of Acres, Haddonfield, NJ 08033.

Item 2(c) is hereby amended and supplemented by adding the following:

The principal business of Princeton is telecommunications.  The principal business of Brooklands is to serve as the sole member of Princeton.  Mr. Bono is the manager of Brooklands and the manager of Princeton.

Item 2(d) is hereby amended and restated in its entirety to read as follows:

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated in its entirety to read as follows:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is hereby amended and restated in its entirety to read as follows:

Each of Messrs. Michas, Bartholdson and Bono are United States citizens.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 26, 2014, Juniper Investment Company delivered a preliminary, non-binding proposal (the “Letter of Intent”) to the Board of Directors of the Issuer (including Mr. Brian J. Kelley, Interim Chief Executive Officer of the Issuer), pursuant to which, among other things, Juniper Investment Company indicated its interest in possibly acquiring, together with Princeton, 100% of the outstanding shares of the Issuer at a proposed price of $8.00 per share in cash.

The Letter of Intent is non-binding on Juniper Investment Company and is subject to, among other things, satisfactory completion of Juniper Investment Company’s due diligence review of the Issuer, the receipt of financing by Juniper Investment Company and the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions.

Page 11 of 15 Pages

The foregoing description of the Letter of Intent is qualified in its entirety by reference to the full text of the Letter of Intent, a copy of which is filed as Exhibit E to this Amendment No. 2 and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Item 5(a) is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

(a)           The percentages used herein are calculated based upon 5,983,351 Shares outstanding at August 1, 2014, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

As of the date of this Amendment No. 2, the Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

(i)           Juniper Public Fund beneficially owned 372,976 Shares, constituting approximately 6.2% of the then outstanding Shares.

(ii)           Juniper HF Investors, as the general partner of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 372,976 Shares, constituting approximately 6.2% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)           Juniper Investment Company, as the investment advisor of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 372,976 Shares, constituting approximately 6.2% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)           Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 372,976 Shares, constituting approximately 6.2% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.

(v)           None of the Group Reporting Persons beneficially owns any Shares.  As a result of the matters described in Item 4 above, the Group Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Act, with Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson.  Accordingly, the Group Reporting Persons may be deemed to beneficially own any Shares that may be beneficially owned by such persons, and, on that basis may be deemed to beneficially own, in the aggregate, 372,976 Shares, constituting approximately 6.2% of the then outstanding Shares.  Each of the Group Reporting Persons hereby disclaims beneficial ownership of any Shares that may be beneficially owned by Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson.  Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any Group Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose or that any Group Reporting Person has an obligation to file this Amendment No. 2.

Page 12 of 15 Pages

Item 5(b) is hereby amended and restated in its entirety to read as follows:

(b)           Juniper Public Fund has the sole power to vote or direct the vote of 372,976 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Public Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.  None of the Group Reporting Persons, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares. The information set forth in Item 5(a)(v) is incorporated by reference in its entirety into this Item 5(b).

Item 5(c) is hereby amended and supplemented by adding the following:

(c)           No transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Amendment No. 2.

Item 5(d) is hereby amended and restated in its entirety to read as follows:

(d)      To the knowledge of the Reporting Persons, no person other than Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment No. 2.  None of the Group Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment No. 2.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit B:	Amended and Restated Joint Filing Agreement, dated August 26, 2014, among the Reporting Persons
Exhibit E:	Letter, dated August 26, 2014, from Juniper Investment Company to the Board of Directors of the Issuer

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2014

JUNIPER PUBLIC FUND, L.P.

By:	JUNIPER HF INVESTORS II, LLC, its General Partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

[Alteva, Inc. 13D, Amendment No. 2]

PRINCETON HOSTED SOLUTIONS, LLC

By:	/s/ Brad Bono
Name:	Brad Bono
Title:	Manager

BROOKLANDS HERITAGE, LLC

By:	/s/ Brad Bono
Name:	Brad Bono
Title:	Manager

By:	/s/ Brad Bono
BRAD BONO

[Alteva, Inc. 13D, Amendment No. 2]